April 16, 2020

Lei Wang
Chief Executive Officer
Guardforce AI Co., Limited
96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi,
Bangkok 10210, Thailand

       Re: Guardforce AI Co., Limited
           Registration Statement on Form 20-F
           Filed March 20, 2020
           File No. 000-56154

Dear Ms. Wang:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 20-F

Item 3. Key Information
D. Risk Factors, page 3

1. We note your disclosure on page 14 that 71% of your revenue in 2018 and the first 6 months of 2019 was derived from your top five customers. Please revise your next amendment to include a risk factor discussing this concentration. Corporate History and Structure, page 8

2. Please describe the material terms of the agreements related to the 51,000 shares that are owned by two citizens of Thailand on behalf of Guardforce AI Technology Limited and file an such agreements as exhibits to your registration statement. In your description, please address more specifically how these arrangements allow the company to maintain control of the operating business while complying with foreign ownership restrictions. In
 Lei Wang
FirstName LastNameLei Wang
Guardforce AI Co., Limited
Comapany NameGuardforce AI Co., Limited
April 16, 2020
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         addition, please address what impact the 51,000 shares being owned by two citizens of
         Thailand has on both the voting and economic rights associated with the underlying businesses. Finally, please update your risk factor disclosure to address the specific risks associated with any reliance on the two citizens of Thailand or Guardforce AI Technology
         Limited in controlling and operating your business.
3. Please describe in greater detail how Bangkok Bank Public Company Limited came to hold a minority interest in your operating company and discuss any risks or limitations on your ability to manage the business as a result of this ownership interest. Please also disclose who own or controls Bangkok Bank.
4. Please update the diagram on page 9 to include the shares that you have issued or will issue in connection with the VCAB merger.
Merger of VCAB Eight Corporation into Guardforce AI Co., Limited , page 9

5. We note your disclosure on page 9 that you entered into the Merger Agreement and consummated the Merger in order to increase your shareholder base to assist you in satisfying the listing standards of a national securities exchange. We further note your disclosure on page 33 that you intend to engage a market maker to apply for quotation on an OTC market. Please expand the disclosure on page 9 to further explain the company's plans for the quotation of its securities, including your expected timing and what role you expect the Merger to play in these plans. Please also clarify any plans you have to seek a listing on a national securities exchange and reconcile with your plans to seek an OTC market quotation.
6. Please add a section here to disclosure the material terms of your advisory agreement with
         HFG Capital Investments. To the extent HFG helped identify VCAB as a merger target, please disclose that here and describe any compensation you have paid or will pay in connection with that transaction.
Competition, page 14

7. Please identify the source of the market share information in the chart on page 14. To the extent more recent market share information is available, please update accordingly.
Government Regulation, page 15

8. Please revise this section to describe the material laws and regulations related to foreign ownership of and investment in your business and summarize the arrangements you have in place to comply with these laws and regulations.
Growth Strategy, page 15

9. Please quantify the capital necessary to execute the growth strategy that you describe on page 15, the company's timetable for executing these goals, and explain whether the company currently has sufficient funds to complete its plans. If the company does not
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FirstName LastNameLei Wang
Guardforce AI Co., Limited
Comapany NameGuardforce AI Co., Limited
April 16, 2020
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         currently have adequate liquidity to fund its growth strategy, explain what additional sources of liquidity are available to you.
Intellectual Property, page 15

10. Please disclose whether there are any other companies that use the the Guardforce trademark as part of their business. To the extent that you are limited in your ability to use the trademark only in specific jurisdictions, please disclose the limitations on your ability to expand the business. In addition, please discuss the risks to and impact on your business if the agreement with Guardforce Security Thailand Company Limited is terminated or not renewed.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations, page 20

11. In the revenue discussion of your annual comparison on page 20 you indicate that there were 113 orders in 2018. On page 22 you indicate in your interim comparison that there were 122 orders for the first six months of 2018. Please revise your disclosure to present your order information and discussion on a consistent basis given that the annual period should have more orders than the interim period. In addition, revise your disclosure to define an "order" and how you count them. In this regard, for example, it is unclear whether an order is an individual annual contract and/or whether any individual customer can have multiple orders in any given period.
12. We noted that administrative expenses increased 32% in 2018 compared to 2017 and 19%
         in the six months ended June 30, 2019 compared to the 6 months ended June 30, 2018.
         Please revise your next amendment to discuss the specific categories (i.e., staff expense, loan penalty charge, professional fees, etc.) contributing to these increases and any material trends in the periods presented in your discussion of Results of Operations.
Comparison of Six Months Ended June 30, 2019 and 2018 (Unaudited)
Other income, page 22

13. Given the significance of your 2019 other income in comparison to your net loss, please revise your disclosure to describe its significant components and the reason for the increase in 2019.
Liquidity and Capital Resources, page 24

14. You state here that you expect to have sufficient financial resources to meet your financial obligations as and when they fall due in the coming twelve months. Please revise this section to specifically address your outstanding borrowing from Profit Raider Investment
         Limited, which is due December 31, 2020, and how you expect that obligation to impact your liquidity and ability to meet your financial obligations in the short and long term.
 Lei Wang
FirstName LastNameLei Wang
Guardforce AI Co., Limited
Comapany NameGuardforce AI Co., Limited
April 16, 2020
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Item 6. Directors, Senior Management and Employees
E. Share Ownership, page 29

15. Please tell us whether the shares held by Mr. Yap and Ms. Wang were transferred from
         Guardforce AI Service Ltd. If so, please tell us:
           When the shares were transferred;
           Why the shares were transferred; and
           Your consideration for accounting for the transfer under the guidance in paragraph
              3A of IFRS 2.
         If not, tell us how these individuals acquired their shares and why the holdings of
         Guardforce AI Service Ltd. fell from 32% at June 30, 2019 as disclosed in the chart on page F-8 to its current holdings of 22%.
Major Shareholders and Related Party Transactions, page 30

16. We note that Jingyi Tu is listed as a controlling shareholder of the company in the table on page 30. We note from the table on page 29 that Mr. Tu has voting or dispositive power over 49% of the stock. Please explain the reasons that you believe Mr. Tu is a controlling shareholder.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
Note 2: Significant Accounting Policies
2.7 Leases, page F-10

17. Please revise your filing to provide the following disclosures required by IFRS 16:
           If you applied any of the practical expedients in paragraph C3, disclose that fact as required by paragraph C4;
           If you applied any of the practical expedients in paragraph C10, disclose that fact as required by paragraph C13;
           The information about depreciation of the right-of-use asset, interest expense on lease liabilities and the other information required by paragraph 53;
and
           The maturity analysis of the lease liability required by paragraph
58.
Note 22: Subsequent Events, page F-22

18. Please tell us why Guardforce AI Technology Limited transferred five million of your ordinary shares to Profit Raider Investments Limited. In your response, tell us whether this transfer is related in any way to the extension of the loan from Profit Raider as disclosed in Note 12 or if it, or any of its owners, provided you any goods or services that were ultimately paid for by the transfer of these shares. Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017, page F-23

19. Please revise your filing to provide audited financial statements for the year ended
         December 31, 2019. When you update your filing, include financial statements for 2017
 Lei Wang
FirstName LastNameLei Wang
Guardforce AI Co., Limited
Comapany NameGuardforce AI Co., Limited
April 16, 2020
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         and 2018. In this regard, although you are an emerging growth company, the accommodation to provide audited financial statements for only two fiscal years relates only to initial public offerings. As you are not conducting an offering, you must include three fiscal years in your filing. See Instruction 4 to Item 8A2 of Form 20-F.
Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
2.10 Accounts receivable and other receivables, net, page F-36

20. Please revise your next amendment to include the following regarding accounts receivable, net:
           A more detailed charge-off policy for accounts receivable specifying how you determine that, "all means of collection have been exhausted and the potential for recovery is considered remote," as disclosed on page F-36. In this regard, we note that accounts receivable 91-180 days past due increased from $1,576 at 12/31/17 to
             $68,980 at 12/31/18 and it is unclear if any receivables were charged off based on the information presented;
           Include an aging schedule for all periods presented, annual or interim; and
           Include a rollforward of the allowance for accounts receivable.
2.16 Impairment of long-lived assets, page F-37

21. Your disclosed policy to assess the undiscounted cash flows against the carrying value of the asset appears to comply with US GAAP. Please tell us how your policy complies with the guidance in IAS 36. To the extent that your disclosed policy does not comply with
         IFRS, please revise your policy disclosure to be consistent with the guidance in IAS 36 and tell us whether there were any impairments in the historical periods presented in your filing under the IFRS-compliant policy.
2.19 Revenue from contracts with customers, page F-37

22. Please tell us how you determined it is appropriate to recognize your revenue at a point in time instead of over time. Refer to paragraphs 31-45 of IFRS 15. In your response, describe your performance obligations and how they meet the criteria in paragraph 38 of
         IFRS 15. Reference for us the authoritative literature you rely upon to support your accounting.
23. Please revise your filing to provide the following disclosures required by IFRS 15 or tell us either how your current disclosure addresses the requirement or why they are not required:
           Disaggregation of revenue under paragraph 114;
           An explanation of how the timing of satisfaction of your performance obligations relates to the typical timing of payment under paragraph 117;
           An explanation of significant changes in contract assets and contract liabilities during the reporting period under paragraph 118;
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Guardforce AI Co., Limited
Comapany NameGuardforce AI Co., Limited
April 16, 2020
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              Your significant payment terms under paragraph 119(b);
              The aggregate amount of transaction price allocated to remaining performance obligations under paragraph 120(a);
              An explanation as to whether you are applying the expedient in paragraph 121 as required by paragraph 122;
              The judgments and changes in judgments in applying the standard under paragraph
              123;
              The significant judgments made in evaluating when a customer obtains control of promised services under paragraph 125;
              Information about the various methods, inputs and assumptions identified in paragraph 126; and
              The use of any of the practical expedients identified in paragraph 129.
2.21 Income tax, page F-38

24. Please revise your policy statement and disclosure in Note 14 to remove reference to the use of valuation allowances. Valuation allowance are a construct of US GAAP accounting. Otherwise tell us how your policy complies with the guidance in paragraphs
         24 and 34 of IAS 12 to only record deferred tax assets to the extent that they are probable of realization.
2.23 Employee benefits, page F-39

25. Please revise your accounting and your policy disclosure for your defined retirement benefit plan to record actuarial gains and losses under this plan to other comprehensive income as required by paragraphs 57(d) and 120(c) of IAS 19. Otherwise tell us why such an adjustment should not be made and reference for us the authoritative literature you rely upon to support your accounting.
Note 4: Acquisition of Subsidiaries Under Common Control, page F-40

26. Please tell us why it is appropriate to reflect the apparent $4.0 million write-off of loans receivable from entities not included in your reorganization transaction as a capital distribution. Reference for us the authoritative literature you relied upon to support your accounting. In your response:
           Tell us the names of the debtors underlying these loans;
           Tell us whether Mr. Tu controlled these entities;
           If Mr. Tu controlled these entities, explain why you could not determine the collectibility of these loans; and
           If Mr. Tu did not control these entities, explain why these loans were not written off with a charge to your statements of profit or loss.
 Lei Wang
FirstName LastNameLei Wang
Guardforce AI Co., Limited
Comapany NameGuardforce AI Co., Limited
April 16, 2020
April 7 2020 Page 7
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Note 14: Taxation
(d) Withholding tax, page F-45

27. You reflect withholding taxes receivables from the Thai Revenue Department on the services you provided as long-term assets on your balance sheet. Please address the following comments:
           Tell us when and how these withholding taxes are recovered. In your response tell us whether these withholding taxes can be credit to your income taxes;
           At the disclosed 3% withholding rate, it appears that the receivable balances at June
              30, 2019 and December 31, 2018 represent approximately $206.6 million and $180.2 million of service revenues, respectively. Given your current levels of revenues, these amounts appear to represent multiple years of revenue. Tell us how these amounts are collectible;
           Tell us why you apparently have no current portion of withholding taxes receivables as demonstrated in Note 7 See paragraph 61 of IAS 1;
           Tell us why your withholding taxes receivable increased at a rate greater than 3% of revenues from December 31, 2018 to June 30, 2019. In this regard, your receivable increased $794 thousand during this period which at the 3% rate would equate to approximately $23.8 million in revenues, an amount significantly in excess of the
              $18.6 million recorded during the first six months of 2019; Revise your disclosure to provide the anticipated recovery period for these
              receivables consistent with the guidance in paragraph 65 of IAS 1; and
           Revise your liquidity discussion beginning on page 24 to disclose the impact of the extended recovery period for these receivables.
Note 15: Provision for Employee Benefits, page F-47

28. Please revise your disclosure to provide the following or tell us why this information is not required to be disclosed:
           The significant actuarial assumptions used to determine the present value of your defined benefit obligation under paragraph 144 of IAS 19;
           The sensitivity analysis and related information required by paragraph 145 of IAS 19;
              and
           The information about future cash flows required by paragraph 147 of IAS 19.
Note 22: Subsequent Events, page F-51

29. Please tell us your consideration for including pro forma information in your filing for your merger transaction with VCAB Eight Corporation. In your response, tell us:
           Your anticipated accounting for the transaction including reference to the authoritative literature to support your position;
           The estimated fair value of the 2.6 million ordinary shares you expect to issue in the transaction and how you derived that value; and The aggregate settlement value of all the claims derived from the bankruptcy proceedings that you are settling by issuing your ordinary shares.
 Lei Wang
Guardforce AI Co., Limited
April 16, 2020
Page 8
General

30. Please confirm your understanding that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934. In addition, note that we will continue to review your filing until all of our comments have been addressed.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Brunhofer at 202-551-3638 or David Irving at 202-551-3321 if
you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameLei Wang                                   Sincerely,
Comapany NameGuardforce AI Co., Limited
                                                             Division of
Corporation Finance
April 16, 2020 Page 8                                        Office of Finance
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